Exhibit 99.1

N  E  W  S    R  E  L  E  A  S  E

Siyata Mobile Enters into an Agreement for a US$6,000,000 Investment from The Lind Partners

Proceeds to Repay and Terminate Existing Convertible Notes

New Funding Convertible at US$10.00 Per Share

Vancouver, BC – October 27, 2021 – Siyata Mobile Inc. (NASDAQ: SYTA, SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, today announced it has signed a funding agreement for gross proceeds of US$6,000,000 with Lind Global Partners II, LP, an investment fund managed by The Lind Partners, a New York based institutional fund manager (together “Lind”). Proceeds are expected within ten (10) days of the execution of the agreement, subject to customary closing conditions and will be used to repay and terminate existing convertible notes.

“Staying connected in emergency situations is more critical now than ever and we are committed to being a leading provider of innovative push-to-talk and connectivity solutions to our first responder heroes around the world”, said Marc Seelenfreund, CEO of Siyata. “We are thrilled to have the support of The Lind Partners as a significant investor in Siyata and believe this funding will give us the flexibility we need to reach our goal of achieving profitability in the coming quarters.”

“We are pleased to provide this investment to repay Siyata’s debt, especially when the company is at such an exciting inflection point. The company has a promising product portfolio in a multi-billion-dollar emerging market and has partnered with major U.S. and international cellular carriers as distribution partners. We are hopeful that this will lead to strong growth for the company going forward,” said Phillip Valliere, Managing Director at The Lind Partners.

The investment is in the form of a US$7,200,000 convertible note with a 24-month maturity, 0% annual interest rate and is convertible into Company’s common shares at a fixed conversion price of US$10.00 (“Note”). Commencing 180 days after funding, the Company is required to make principal payments in 18 equal monthly installments. At the discretion of the Company, repayments can be made in cash or registered common shares. The Company will have the right to buy-back the outstanding Note amounts at any time with no penalty. Should the Company exercise this right, Lind will have the option to convert up to 25% of the Note. Additionally, the Note ranks senior to other Company debt, excluding certain debt facilities, and is secured over Company assets. Further, Lind will also receive 2,142,857 warrants exercisable for 60-months at US$4.00 per share. The Company is obligated to file a registration statement covering the shares of common stock underlying the Note and warrants within forty-five days of closing.

For more detailed description of the transaction, please refer to the Company’s Form 6-K filed with the U.S. Securities and Exchange on or about October 27, 2021.

About The Lind Partners

The Lind Partners is an institutional fund manager and leading provider of growth capital to small- and mid-cap companies publicly traded in the US, Canada, Australia and the UK. Lind makes direct investments ranging from US$1 to US$30 million, invests in syndicated equity offerings and selectively buys on market. Lind has completed more than 100 direct investments totaling over US$1 Billion in value and has been a flexible and supportive capital partner to investee companies since 2011.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular (PoC) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to improve communication, increase situational awareness, and save lives.

Its portfolio of enterprise cellular booster systems enables first responders and enterprise workers to amplify its cellular signal in remote areas, inside structural buildings where signals are weak, and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its warrants under “SYTAW”.

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States)

CORE IR

516-222-2560

SYTA@coreir.com

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development

Siyata Mobile Inc.

daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.